Exhibit 99.1

BAYTEX REPORTS SHAREHOLDER MEETING RESULTS

CALGARY, ALBERTA (May 5, 2025) – Baytex Energy Corp. (TSX:BTE) (NYSE:BTE) reports that all matters presented for approval at the annual meeting of shareholders held today were approved. A total of 335,327,771 common shares being 43.53% of Baytex’s issued and outstanding shares were represented at the meeting.

At the meeting, all of the nominees proposed as directors were duly elected. Results of the vote are set out below:

	Votes For
Name of Nominee	#	%
Mark R. Bly	290,419,227	96.21
Tiffany Thom Cepak	293,203,146	97.13
Trudy M. Curran	292,848,385	97.01
Eric T. Greager	293,048,282	97.08
Don G. Hrap	292,549,106	96.92
Angela S. Lekatsas	293,075,172	97.09
Jennifer A. Maki	293,497,599	97.23
David L. Pearce	293,925,185	97.37
Steve D.L. Reynish	293,023,384	97.08
Jeffrey E. Wojahn	292,980,093	97.06

KPMG LLP was appointed as Baytex’s auditor until the next annual meeting of its shareholders, and the directors were authorized to fix their remuneration. The result of the vote is as follows:

Votes For
#	%
317,436,186	94.67

A special resolution to approve the unallocated awards under Baytex’s share award incentive plan was approved. The result of the vote is as follows:

Votes For
#	%
285,581,155	94.61

A non-binding advisory resolution with respect to Baytex’s approach to executive compensation was approved. The result of the vote is as follows:

Votes For
#	%
285,022,944	94.42

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The Company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets & Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com